Exhibit 3.16

CERTIFICATE OF FORMATION

OF

DIXON DIRECT LLC

This Certificate of Formation of Dixon Direct LLC is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Dixon Direct LLC (the “Company”).

SECOND. The address of the Company’s registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, zip code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 15th day of November, 2010.

By:	/s/ Marie D. Hlavaty
Marie D. Hlavaty
Authorized Person